Variable Insurance Trust (the “Trust” or “VIT”)

The Board of Trustees of the Trust adopted the following resolutions at the Board of Trustees Meeting held on November 11 and 25, 2019:

Approval of the Renewal of the Trust’s Joint Fidelity Bond

WHEREAS, the Board has determined that it is in the best interests of the Trust to obtain fidelity bond coverage covering the Trust and VIT against larceny and embezzlement by, among others, officers and employees of the Trust and VIT, in accordance with the requirements of Rule 17g-1 promulgated by the Securities and Exchange Commission (“SEC”) under Section 17(g) of 1940 Act, in such form and amounts which would cover gross assets in a range that would be appropriate for the Trust and VIT; it is therefore

RESOLVED, that a fidelity bond with Travelers Casualty & Surety Company having an aggregate coverage of $2,500,000 is approved, it having been determined to be reasonable in form and amount, after giving due consideration to all factors deemed relevant by this Board, including, among other things, the value of the assets of the Trust to which any covered person may have access, the arrangements for custody and safekeeping of such assets and the nature of the securities in the portfolios of the Trust; and

FURTHER RESOLVED, that the Board and, in particular, the Independent Trustees, hereby approves the amount of the premium allocated to, and to be paid by each Trust, as well as each Trust’s participation, as being fair and reasonable; and

FURTHER RESOLVED, that the officers of the Trust are authorized, empowered and directed to make the SEC filings and give the notices required by Rule 17g-1 under the 1940 Act; and

FURTHER RESOLVED, that the Trust’s participation in a joint insurance agreement between the Trust and VIT is approved in order to ensure that the Trust receive its proportionate and equitable share of any insurance proceeds; and

FURTHER RESOLVED, that pursuant to Rule 17g-1 under the 1940 Act, the Board, including the Independent Trustees, hereby finds that:

(1) After considering all relevant factors, including the number of funds named as insured, the business activities of the funds, the amount of the bond, the premium, the ratable allocation, and the extent to which the share of the premium allocated to each Trust is less than if purchased separately, the Trusts’ participation in the joint fidelity bond is in the best interest of each Trust; and

(2) The premium for the joint fidelity bond allocated to each Trust based upon the respective Trust’s net assets is fair and reasonable to that Trust, and, therefore, the allocation and payment is approved; and

FURTHER RESOLVED, that the Secretary of the Trusts is authorized to file or cause to be filed the fidelity bond with the SEC and give the notices required under Paragraph (1) of the Rule 17g-1 under the 1940 Act.

TRAVELERS

February 5, 2020

MUTUAL FUND SERIES TRUST/ VARIABLE INSURANCE TRUST
17605 WRIGHT STREET, SUITE 2
OMAHA, NE 68130

Re: Important Information about **Claims Information Line**

Dear **MUTUAL FUND SERIES TRUST/ VARIABLE INSURANCE TRUST**

Travelers Bond & Specialty Insurance is pleased to announce its **1-800-842-8496** Claims Information Line. This line is designed to provide insureds with an additional resource on how to report claims or those circumstances or events which may become claims.

Policyholders will be able to obtain assistance on the following topics from the Claims Information Line:

·The information that needs to be included with the claim notice

·The address, electronic mail address and/or facsimile number to which the policyholder can send claims related information

· Get questions on the claim process answered

The Declarations Page of your policy sets forth where you should report claims and claims related information. You should also review the policy's reporting requirements to be aware of how much time you have to report a claim to Travelers. The sooner Travelers is notified, the sooner we can become involved in the process and offer assistance to our policyholder. A delay in reporting may result in all or part of a matter to fall outside of the coverage provided.

The Claims Information Line should streamline the claim reporting process and allow policyholders to ask questions on what information is needed as well as other questions which will assist them in working with Travelers. While the Claims Information Line provides policyholders a valuable resource by answering questions and providing information, the line does not replace the reporting requirements contained in the Policy.

We hope this improvement to customer service is something our policyholders will find helps them understand the claim process and provides them a resource for reporting.

Best regards,

Robert P Hamilton Jr

TRAVELERS

One Tower Square
Hartford, CT 06183

01/06/2020

MUTUAL FUND SERIES TRUST/ VARIABLE INSURANCE TRUST

17605 WRIGHT STREET, SUITE 2
OMAHA, NE 68130

RE: Risk Management PLUS+ Online ® from Travelers Bond & Specialty Insurance (www.rmplusonline.com)

As a Travelers Bond & Specialty Insured you receive risk management services, at no cost, to help protect you and your business.

Risk Management PLUS+ Online, is a robust website to assist you in the mitigation of risk relative to employment practices, directors and officers, fiduciary liability, cyber, crime, kidnap & ransom, and identity fraud exposures.

Highlights of Risk Management PLUS+ Online include:

- Thousands of articles on a variety of risk management topics
- Topical webinars and podcasts on current issues
- Checklists to assist in managing risk
- Web based training
- Model Employee Handbook, including policies and forms for downloading or printing that reduce risks in the workplace.

The following Risk Management PLUS+ Online Registration Instructions contain easy, step-by-step instructions to register for this valuable tool. For more information, call 1-888-712-7667 and ask for your Risk Management PLUS+ Online representative. It's that simple.

Thank you for choosing Travelers Bond & Specialty Insurance for your insurance needs. Travelers is a market leader in providing management liability and crime coverages that are specifically customized for your organization.

Instructions for Registration & Orientation to Risk Management PLUS+ Online®

Registration for Site Administrators:
The Site Administrator is the person in your organization who will oversee Risk Management PLUS+ Online for the organization. The Site Administrator is typically a person who leads human resources and/or financial functions or is responsible for legal matters pertaining to personnel. The Site Administrator may add other Site Administrators later to assist with their responsibilities. To register:

1. Go to www.rmplusonline.com.
2. In the Sign-In box, click **Register**.
3. Enter the password/passcode: <TRVP300100 for Insurance Companies> <TRVP300400 for Banks and Diversified> <TRVP300300 for Asset Management>
4. Fill in the Registration Information and click **Submit**.
5. Your organization is registered, and you are registered as Site Administrator.

Learning to Navigate the Site:
1. Go to www.rmplusonline.com. On each page, you will see a box outlined in blue that contains the instructions for use of that page.
2. If you have any questions, just click on **Contact Us** on the front page. Enter your question in the form provided, and the System Administrator will get back to you quickly with the answer.
3. You can also schedule a live walk-through of the site by sending a request for a walk-through via the contact link on the front page.

This notice provides no coverage, nor does it change any policy terms. To determine the scope of coverage and the insured's rights and duties under the policy, read the entire policy carefully. For more information about the content of this notice, the insured should contact their agent or broker. If there is any conflict between the policy and this notice, the terms of the policy prevail.

Independent Agent And Broker Compensation Notice

For information on how Travelers compensates independent agents, brokers, or other insurance producers, please visit this website: www.travelers.com/w3c/legal/Producer_Compensation_Disclosure.html.

Or write or call:

Travelers, Agency Compensation
One Tower Square
Hartford, Connecticut 06183

(866) 904.8348

TRAVELERS

SelectOne+®
Investment Company Bond
Declarations

BOND NO. 106661353

Travelers Casualty and Surety Company of America
One Tower Square
Hartford, Connecticut 06183
(A Stock Insurance Company, herein called the Company)

ITEM 1 INSURED:

MUTUAL FUND SERIES TRUST/ VARIABLE INSURANCE TRUST

Principal Address:
17605 WRIGHT STREET, SUITE 2
OMAHA, NE 68130

(hereinafter, "Insured")

ITEM 2 POLICY PERIOD:

Inception Date: January 24, 2020 Expiration Date: January 24, 2021
12:01 A.M. local time as to both dates at the Principal Address stated in ITEM 1.

ITEM 3 ALL NOTICES OF CLAIM OR LOSS MUST BE SENT TO THE COMPANY BY EMAIL, FACSIMILE, OR MAIL AS SET FORTH BELOW:

Email: BSIclaims@travelers.com
Fax: (888) 460-6622

Mail: Travelers Bond & Specialty Insurance Claim
385 Washington St. – Mail Code 9275-NB03F
St Paul, MN 55102

Travelers Bond & Specialty Insurance Claim telephone number: 800-842-8496

ITEM 4 If "*Not Covered*" is inserted opposite any specified Insuring Agreement below, or if no amount is included in the Single Loss Limit of Insurance, such Insuring Agreement and any other reference thereto is deemed to be deleted from this bond.

INSURING AGREEMENT	SINGLE LOSS LIMIT OF INSURANCE	SINGLE LOSS DEDUCTIBLE AMOUNT
A. FIDELITY		
Coverage A.1. Larceny or Embezzlement	$2,500,000	$0
Coverage A.2. Restoration Expenses	$2,500,000	$10,000
B. ON PREMISES	$2,500,000	$10,000
C. IN TRANSIT	$2,500,000	$10,000

D. FORGERY OR ALTERATION		$2,500,000	$10,000
E. SECURITIES		$2,500,000	$10,000
F. COUNTERFEIT MONEY AND COUNTERFEIT MONEY ORDERS		$2,500,000	$10,000
G. CLAIM EXPENSE		$100,000	$10,000
H. STOP PAYMENT ORDERS OR WRONGFUL DISHONOR OF CHECKS		$100,000	$10,000
I. COMPUTER SYSTEMS			
Coverage I.1.	Computer Fraud	$2,500,000	$10,000
Coverage I.2.	Fraudulent Instructions	$2,500,000	$10,000
Coverage I.3.	Restoration Expense	$2,500,000	$10,000
J. UNCOLLECTIBLE ITEMS OF DEPOSIT		$100,000	$10,000

ITEM 5 PREVIOUS BONDS OR POLICIES:

The Insured, by acceptance of this bond, gives notice to the Company canceling or terminating prior bond or policy numbers:

Not Applicable

such cancellation or termination to be effective as of the time this bond becomes effective.

ITEM 6 DISCOVERY PERIOD:

Additional Premium Percentage: 100% of the annualized premium

Additional Months: 12 months

(If exercised in accordance with section VI. CONDITIONS, S. DISCOVERY PERIOD)

ITEM 7 FORMS AND ENDORSEMENTS ATTACHED AT ISSUANCE:

IVBB-16001-0116; IVBB-19005-0116; IVBB-19010-0116; IVBB-19044-0518; IVBB-19045-0319

PRODUCER INFORMATION:

CRYSTAL IBC LLC
32 OLD SLIP
NEW YORK, NY 10005

Countersigned By

IN WITNESS WHEREOF, the Company has caused this bond to be signed by its authorized officers.

Thomas M. Kunkel
President, Bond & Specialty Insurance

Wendy C. Skjerven
Corporate Secretary

I. CONSIDERATION CLAUSE

IN CONSIDERATION of the payment of an agreed premium and subject to the Declarations and pursuant to all the terms, conditions, exclusions and limitations of this bond, the Company agrees to indemnify the Insured as set forth in ITEM 1 of the Declarations (herein called Insured) for:

II. INSURING AGREEMENTS

A. FIDELITY

Coverage A.1. Larceny or Embezzlement

Loss resulting directly from **Larceny or Embezzlement** committed by an **Employee** acting alone or in collusion with others.

Coverage A.2. Restoration Expenses

Restoration Expenses incurred by the Insured and resulting directly from a **Computer Violation** by an **Employee**.

B. ON PREMISES

1. Loss of **Property** resulting directly from:

   a. robbery, burglary, mysterious unexplainable disappearance or misplacement and damage or destruction; or

   b. theft, false pretenses, or common law or statutory larceny, committed by a person physically present in an office of, or on the premises of, the Insured at the time the **Property** was surrendered,

   while the **Property** is lodged or deposited within offices or premises located anywhere. The premises of a **Depository** will be deemed premises of the Insured, but solely as respects loss of **Certificated Securities**. Coverage for **Certificated Securities** held by such **Depository** is limited to the extent of the Insured's interest therein as effected by the making of appropriate entries on the books and records of such **Depository**. The Company will not be liable under Insuring Agreement B for loss in connection with the central handling of securities within the systems established and maintained by any **Depository** unless the amount of such loss exceeds the amount recoverable or recovered under any bond or policy or participants' fund insuring the **Depository** against such loss.

   This bond does not afford any coverage in favor of any **Depository** or exchange or any nominee in whose name is registered any security included within the **Depository's** systems.

2. Direct loss, through any hazard specified in Insuring Agreement B.1. of any **Property** while such **Property** is within any of the Insured's or an **Investment Adviser's** offices and in the possession of any customer of the Insured, any representative of such customer or any **Employee** whether or not the Insured is liable for the loss thereof, and provided such loss, at the option of the Insured, is included in the Insured's proof of loss, but excluding, in any event, loss caused by such customer, any representative of such customer, or any **Employee**.

C. IN TRANSIT

Loss of **Property** (occurring with or without negligence or violence) resulting directly from robbery, larceny, theft, holdup, mysterious unexplainable disappearance, misplacement, being lost or otherwise made away with, damage thereto or destruction thereof, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of **Property**, while the **Property** is in transit anywhere in the custody of any person or persons acting as **Messenger**, except while in the mail or with a carrier for hire other than an armored motor vehicle company, for the purpose of transportation, such transit to begin immediately upon receipt of such **Property** by the transporting person or persons, and to end immediately upon delivery thereof at destination, but only while the **Property** is being conveyed.

D. FORGERY OR ALTERATION

Loss resulting directly from the Insured having, in good faith, paid or transferred any **Property** in reliance on any **Written, Original**:

1. **Negotiable Instrument** (except an **Evidence of Debt**);
2. **Certificate of Deposit**;
3. **Letter of Credit**;
4. **Withdrawal Order**;
5. **Acceptance**;
6. receipt for the withdrawal of **Property**; or
7. instruction or advice directed to the Insured or an **Investment Adviser** and purportedly signed by a **Customer** of the Insured or by a **Financial Institution**,

which (a) bears a handwritten signature which is a **Forgery**; or (b) is altered, but only to the extent the **Forgery** or alteration causes the loss.

Actual physical possession of the items listed in 1. through 7. above by the Insured is a condition precedent to the Insured's having relied on the items.

E. SECURITIES

Loss resulting directly from the Insured having, in good faith, for its own account or for the account of others:

1. acquired, sold, delivered, or given value, extended credit or assumed liability, on the faith of any **Original Written** document that is a (an):

   a. **Certificated Security**;

   b. **Document of Title**;

   c. deed, mortgage, or other instrument conveying title to, or creating or discharging a lien on, real property;

   d. **Certificate of Origin or Title**;

   e. **Certificate of Deposit**;

   f. **Evidence of Debt**;

   g. corporate, partnership, or personal **Guarantee**;

   h. **Security Agreement**;

i. **Instruction**;

j. **Statement of Uncertificated Security**,

that

(1) bears a handwritten signature material to the validity or enforceability of the **Original Written** document that is a **Forgery**, but only to the extent the **Forgery** causes the loss;

(2) is altered, but only to the extent the alteration causes the loss; or

(3) is lost or stolen;

2. guaranteed in writing or witnessed any handwritten signature upon any transfer, assignment, bill of sale, power of attorney, **Guarantee**, endorsement, or any items listed in items 1.a. through 1.i. above; or

3. acquired, sold or delivered, given value, extended credit or assumed liability, on the faith of any item listed in 1.a. through 1.d. above, that is a **Counterfeit,** but only to the extent the **Counterfeit** causes the loss.

Actual physical possession, and continued actual physical possession if taken as collateral, of the items listed in 1.a. through 1.j. above by the Insured, an **Investment Adviser**, a **Custodian**, or a Federal or State chartered deposit institution of the Insured is a condition precedent to the Insured's having relied on the faith of such items. Release or return of such collateral is an acknowledgment by the Insured that it no longer relies on such collateral.

F. COUNTERFEIT MONEY AND COUNTERFEIT MONEY ORDERS

Loss resulting directly from the receipt by the Insured, in good faith, of any **Counterfeit Money** of the United States of America and its territories and possessions, Canada or any other country, or of **Counterfeit** money orders denominated in United States or Canadian currency.

G. CLAIM EXPENSE

Reasonable expenses necessarily incurred and paid by the Insured in preparing any covered claim for loss under any Insuring Agreement covered under this bond, which loss exceeds the Single Loss Deductible Amount applicable to such Insuring Agreement. Such expenses include costs incurred (including necessary wages of **Employees**) for that part of audits or examinations performed, whether or not required by State or Federal supervisory authorities and conducted either by such authorities or by independent accountants, by reason of the discovery of loss sustained by the Insured.

H. STOP PAYMENT ORDERS OR WRONGFUL DISHONOR OF CHECKS

Damages that the Insured becomes legally liable to pay its customers resulting directly from the Insured or an **Investment Adviser** having:

1. failed to comply with any notice of any customer of the Insured or any authorized representative of such customer to stop payment on any check or draft made or drawn by such customer; or

2. wrongfully dishonored or wrongfully failed to certify any check or draft made or drawn by the customer of the Insured or any authorized representative of such customer.

Notwithstanding any other provision of this bond, damages under paragraph 2. above do not include the amount of any check or draft in question, or any amounts paid to the payee, endorser, or accommodation party of such check or draft.

I. COMPUTER SYSTEMS

Coverage I.1. Computer Fraud

Loss resulting directly from **Computer Fraud**.

Coverage I.2. Fraudulent Instructions

Loss resulting directly from the Insured or an **Investment Adviser** having, in good faith, caused a transfer of funds as a result of a **Fraudulent Instruction** when the Insured or an **Investment Adviser**, prior to causing the transfer of the funds, used its best efforts to verify the identity of the person transmitting the instruction; provided that if the instruction is purported to be from a **Customer**, the Insured, or an **Investment Adviser**:

a. performed a **Callback Verification** with respect to such instruction; or

b. followed commercially reasonable **Security Procedures** applicable to the transaction and instruction.

Such **Fraudulent Instruction** received and, if applicable, **Callback Verification** performed, must be either recorded, logged, or documented by the Insured or an **Investment Adviser**.

Coverage I.3. Restoration Expenses

Restoration Expenses incurred by the Insured or an **Investment Adviser** and resulting from a **Computer Violation** by someone other than an **Employee**.

J. UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss, including dividends and interest accrued not to exceed 15% of the value of each **Item of Deposit** that is deposited, resulting directly from the Insured or **Investment Adviser** having credited an account of a customer, shareholder or subscriber on the faith of any **Items of Deposit** that prove to be uncollectible, provided that the crediting of such account causes:

1. redemptions or withdrawals to be permitted;
2. shares to be issued; or
3. dividends to be paid.

It is a condition precedent to coverage under this Insuring Agreement that the Insured or **Investment Adviser** hold funds represented in **Items of Deposit** for the maximum number of days allowable under Regulation CC before permitting any redemptions or withdrawals, or issuing any shares or paying any dividends with respect to such **Items of Deposit**.

Items of Deposit will not be deemed to be uncollectible until the Insured's or **Investment Adviser's** standard collection procedures have failed.

This Insuring Agreement applies to Insureds with exchange privileges if all funds in the exchange program are insured by the Company for **Uncollectible Items of Deposit**. Regardless of the number of transactions between funds, the maximum number of days allowable under Regulation CC begins from the date a deposit was first credited to any fund in the exchange program.

III. GENERAL AGREEMENTS

A. ORGANIC GROWTH

If an Insured or **Investment Adviser**, while this bond is in force, adds additional **Employees** other than by consolidation or merger with, or purchase or acquisition of the assets, assets under management or

liabilities of, another institution, such **Employees** will automatically be covered hereunder from the date of such addition without the requirement of notice to the Company or the payment of additional premium for the remainder of the Policy Period as set forth in ITEM 2 of the Declarations.

B. CONSOLIDATION - MERGER - PURCHASE OR ACQUISITION OF ASSETS

If the Insured or an **Investment Adviser**, while this bond is in force, consolidates or merges with, or purchases or acquires assets, assets under management or liabilities of, or purchases or acquires more than 50% voting stock ownership of another institution (hereinafter referred to as a "Transaction"), coverage under this bond for loss which:

1. has occurred or will occur in the offices or premises of such institution;

2. has been caused or will be caused by any employee or employees of such institution; or

3. has arisen or will arise out of the assets, assets under management or liabilities acquired by the Insured as a result of such Transaction,

is provided as follows:

a. Automatic Loss Sustained Coverage

If a Transaction involves assets, assets under management and liabilities in an amount that is more than 25% of the consolidated assets of all Insureds as of the most recent calendar year-end preceding the date of the Transaction, then coverage of this bond as respects the Transaction will be afforded for a Single Loss that is both discovered and for which the acts giving rise to the loss occur in their entirety on or after the effective date of the Transaction. This coverage terminates 60 days after the Transaction date, or the termination date of the bond, whichever comes earlier, unless the Insured provides notice to the Company and obtains the written consent of the Company to extend such coverage beyond said date and, upon obtaining such consent, pays to the Company an additional premium, if required.

b. Automatic Discovery Coverage

If a Transaction involves assets, assets under management and liabilities in an amount that is 25% or less of the consolidated assets of all Insureds as of the most recent calendar year-end preceding the date of the Transaction, then coverage of this bond as respects the Transaction will be afforded for a Single Loss that is discovered on or after the effective date of the Transaction, for the remainder of the Policy Period as set forth in ITEM 2 of the Declarations, without additional premium being charged and without notice to the Company of the Transaction.

C. REPRESENTATION OF INSURED

No statement made by or on behalf of the Insured, whether contained in the application or otherwise, is deemed to be a warranty of anything except that it is true to the best of the knowledge and belief of the person making the statement.

D. JOINT INSURED

This bond does not indemnify or hold harmless any Insured for loss sustained by an **Investment Adviser**, or by a proprietorship, partnership or corporation that is owned, controlled or operated by such Insured, and not named as an Insured hereunder, except as may be provided on a limited basis within General Agreement B., but this paragraph does not apply to loss sustained by a nominee organized by an Insured hereunder other than a holding company.

If two or more Insureds are covered under this bond, the first named Insured will act for all Insureds. Payment by the Company to the first named Insured of loss sustained by any Insured fully releases the Company on account of such loss. If the first named Insured ceases to be covered under this bond, the Insured next named will thereafter be considered the first named Insured. In the absence of an Insured

being specifically next named, the Insured entity having the greatest consolidated assets of all remaining Insureds then becomes the first named Insured. Knowledge possessed or discovery made by any Insured or **Investment Adviser** constitutes knowledge or discovery by all Insureds for all purposes of this bond. The liability of the Company for loss or losses sustained by all Insureds will not exceed the amount for which the Company would have been liable had all such loss or losses been sustained by one Insured.

E. COURT COSTS AND ATTORNEY'S FEES - LEGAL PROCEEDINGS - ELECTION TO DEFEND

The Company will indemnify the Insured against court costs and reasonable attorney's fees incurred and paid by the Insured in defending any suit or legal proceeding brought against the Insured to enforce the Insured's liability, or alleged liability, on account of any loss, claim or damage that, if established against the Insured, would constitute a collectible loss under this bond in excess of any Single Loss Deductible Amount, provided, however, that with respect to Insuring Agreement A this indemnity will apply only in the event that:

1. an **Employee** admits to being guilty of **Larceny or Embezzlement**;
2. an **Employee** is adjudicated to be guilty of **Larceny or Embezzlement**; or
3. in the absence of 1. or 2. above, an arbitration panel agrees, after a review of an agreed statement of facts, that an **Employee** would be found guilty of **Larceny or Embezzlement** if such **Employee** were prosecuted.

Such indemnity is in addition to the Single Loss Limit of Insurance for the applicable Insuring Agreement or Coverage.

The Insured or an **Investment Adviser** must notify the Company promptly after notice thereof, of any such suit or legal proceeding and at the request of the Company will furnish it with copies of all pleadings and other papers therein. At the Company's election the Insured will permit the Company to conduct the defense of such suit or legal proceeding, in the Insured's name, through attorneys of the Company's selection. In such event, the Insured and **Investment Adviser** will give all reasonable information and assistance, other than pecuniary, that the Company deems necessary to the defense of such suit or legal proceeding.

If the amount of the Insured's liability or alleged liability is greater than the amount recoverable under this bond, or if a Single Loss Deductible Amount is applicable, or both, then the liability of the Company under this General Agreement E. is limited to the proportion of court costs and attorney's fees incurred and paid by the Insured or by the Company that the amount recoverable under this bond bears to the total amount of the Insured's liability or alleged liability. Any amount not recoverable by reason of the Insured's liability or alleged liability being greater than the amount recoverable under any insuring agreement of this bond, does not serve to reduce the Single Loss Deductible Amount applicable to such Insuring Agreement or Coverage.

If the Company pays court costs and attorney's fees in excess of its proportionate share of such costs and fees, the Insured will promptly reimburse the Company for such excess.

IV. DEFINITIONS

As used in this bond:

A. ***Acceptance*** means a **Written** draft that the drawee has, by signature thereon, engaged to honor as presented.

B. ***Bond Period*** has the meaning set forth in section VI. CONDITIONS, C. BOND PERIOD.

C. ***Callback Verification*** means a verbal conversation with the purported **Customer**, using a **Pre-Determined Telephone Number**, to verify the identity of the **Customer** and the authenticity of a funds transfer request.

D. ***Certificate of Deposit*** means a **Written** acknowledgment by an Insured or a **Financial Institution** of receipt of **Money** with an engagement to repay it.

E. ***Certificate of Origin or Title*** means a **Written** document issued by a manufacturer of personal property or a governmental agency evidencing the ownership of the personal property and by which ownership is transferred.

F. ***Certificated Security*** means a share, participation or other interest in property of, or an enterprise of, the issuer or an obligation of the issuer, that is:

1. represented by a **Written** instrument issued in bearer or registered form;

2. of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

3. either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

G. ***Computer Fraud*** means an intentional, unauthorized, and fraudulent entry of data or computer instructions directly into, or change of data or computer instructions within, a **Computer System** by a natural person or entity other than an **Employee**, including any such entry or change made via the internet or a **Network**, provided that such entry or change causes:

1. **Property** to be transferred, paid, or delivered;

2. an account of the Insured, or of its customer, to be added, deleted, debited or credited; or

3. an unauthorized or fictitious account to be debited or credited.

H. ***Computer System*** means:

1. any computer; and

2. any input, output, processing, storage or communication device, or any related network, operating system or application software, that is connected to, or used in connection with, such computer,

that is rented by, owned by, leased by, licensed to, or under the direct operational control of, the Insured or an **Investment Adviser**.

I. ***Computer Violation*** means:

1. the introduction of a **Computer Virus** into a **Computer System**; or

2. damage to, or destruction of, computer programs, software or other electronic data stored within a **Computer System** by a natural person, who has:

   a. gained unauthorized access to such **Computer System**; or

   b. authorized access to such **Computer System** but uses such access to cause such damage or destruction.

J. ***Computer Virus*** means any malicious code that could destroy, alter, contaminate, or degrade the integrity, quality, or performance of:

1. electronic data used, or stored, in any **Computer System** or network; or

2. a computer network, any computer application software, or a computer operating system or related network.

K. ***Counterfeit*** means a **Written** imitation of an actual, valid, or verifiable **Original** that is intended to deceive and to be taken as the **Original**.

L. ***Custodian*** means an institution designated by an Insured or an **Investment Adviser** to maintain possession and control of the Insured's assets.

M. ***Customer*** means, only with respect to Insuring Agreement I.2., an entity or natural person that has a **Funds Transfer Agreement** with the Insured or with an **Investment Adviser**.

N. ***Depository*** means a clearing corporation that is:

1. registered with the Securities Exchange Commission as a clearing agency under section 17A of the Securities Exchange Act of 1934 (15 U.S.C. 78q-1); or

2. a Federal Reserve Bank or other person or entity authorized to operate the federal book entry system described in the regulations of the Department of Treasury codified at 31 CFR 357, Subpart B, or book-entry systems operated pursuant to comparable regulations of other federal agencies.

O. ***Document of Title*** means a **Written** document that is a bill of lading, dock warrant, dock receipt, warehouse receipt or order for the delivery of goods, and also any other **Written** document that in the regular course of business or financing is treated as adequately evidencing that the person in possession of it is entitled to receive, hold and dispose of the document and the goods it covers and must purport to be issued by or addressed to a bailee and purport to cover goods in the bailee's possession that are either identified or are fungible portions of an identified mass.

P. ***Electronic Data Processor*** means a natural person, partnership or corporation authorized in writing by the Insured or an **Investment Adviser** to perform services as a data processor of checks presented to the Insured by a customer or **Financial Institution**, but excluding any such processor who acts as a transfer agent or in any other agency capacity in issuing checks, drafts or securities for the Insured, A Federal Reserve Bank or clearinghouse will not be construed to be an **Electronic Data Processor**.

Q. ***Electronic Record*** means information that is created, generated, sent, communicated, received, or stored by electronic means, and is retrievable in perceivable form.

R. ***Employee*** means:

1. an officer, partner or other employee of the Insured, while such person is employed by and performing services for the Insured, and whom the Insured directly compensates by wages, salaries or commissions; or for 60 days after such individual's termination of service, provided such termination is not due to employee fraud or dishonesty;

2. a guest student or intern pursuing studies or duties in any of the Insured's or an **Investment Adviser's** offices or premises covered hereunder, while such person is performing services for the Insured;

3. any attorney retained by the Insured or an **Investment Adviser**, and any employee of such attorney, but only while performing legal services for the Insured;

4. any natural person assigned to perform the usual duties of an employee within the premises of the Insured or an **Investment Adviser** and under the Insured's supervision, by contract, including such persons provided by any employment agency furnishing temporary personnel to the Insured or an **Investment Adviser** on a contingent or part-time basis, and including a natural person who is leased to the Insured or an **Investment Adviser** under a written agreement between the Insured and a labor leasing firm to perform duties related to the conduct of the Insured's business; (all such natural persons provided by a single employment agency or labor leasing firm will collectively be deemed to be one person for all the purposes of this bond, excepting, however, the last paragraph of Condition R.2.);

5. an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond, or, subject to General Agreement B., after the effective date of this bond, but only with respect to acts while an employee of such institution and which acts caused said institution to

sustain a loss that was not known to the Insured or to the institution at the time of the merger or consolidation;

6. each natural person, partnership, or corporation authorized by the Insured or an **Investment Adviser** to perform services as an **Electronic Data Processor** (each such **Electronic Data Processor**, and the partners, officers and employees of such **Electronic Data Processor** will collectively be deemed to be one **Employee** for all the purposes of this bond, except with respect to Condition R.2.);

7. any director or trustee of an Insured, **Investment Adviser**, underwriter (distributor), transfer agent, shareholder accounting record keeper, or administrator authorized by **Written** agreement with the Insured to keep financial or other required records, but only while performing acts coming within the scope of the usual duties of an officer or employee or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the **Property** of the Insured;

8. any natural person who is a volunteer, while such person is subject to the Insured's direction and control and is performing services for the Insured;

9. any natural person who is a former employee retained as a consultant, pursuant to a written agreement with the Insured, while that person is subject to the Insured's direction and control and performing services for the Insured; and

10. any officer, partner, or employee of:

    a. an **Investment Adviser**;

    b. an underwriter (distributor);

    c. a transfer agent or shareholder accounting record-keeper; or

    d. an administrator authorized by written agreement to keep financial or other required records,

    for an Insured but only while performing acts coming within the scope of the usual duties of an officer or employee of the Insured, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the **Property** of any such Insured, provided that only employees or partners of a transfer agent, shareholder accounting record-keeper or administrator that is an affiliated person, as defined in the Investment Company Act of 1940, of an Insured or is an affiliated person of the **Investment Adviser**, underwriter or administrator of such Insured, and that is not a bank, will be included within the definition of Employee.

Employee also means any natural person described above while such person is on medical, military, or other leave of absence. Coverage applies to any such **Employee** while on leave, regardless of whether such person remains subject to the Insured's direction and control during the time of leave.

Employee does not mean any agent, broker, factor, commission merchant, consignee, independent contractor or representative or other person of the same general character not specified above.

S. ***Evidence of Debt*** means a **Written** instrument, including a **Negotiable Instrument**, executed, or purportedly executed, by a customer of the Insured and held by the Insured or an **Investment Adviser** that in the regular course of business is treated as evidencing the customer's debt to the Insured.

T. ***Financial Institution*** means:

1. a bank, trust company, savings bank, credit union, savings and loan association, or similar thrift institution; or

2. a stock brokerage firm, mutual fund, liquid assets fund or similar investment institution;

provided that **Financial Institution** does not include any such entity, institution or organization that is an Insured or an **Investment Adviser**.

U. ***Forgery*** means signing the name of another person or organization with a handwritten signature directly applied to a **Written** document without authority, and with the intent to deceive.

A signature written on an electronic pad that captures the signature for purposes of creating an electronic digitized image of a handwritten signature, or a reproduction of a handwritten signature, is treated the same as a handwritten signature. Any other form of electronic signature or digital signature is not treated the same as a handwritten signature.

Forgery does not mean a signature that consists in whole or in part of one's own name signed with or without authority, in any capacity, for any purpose.

V. ***Fraudulent Instruction*** means an intentional, fraudulent and unauthorized instruction directed to the Insured or an **Investment Adviser**, that is:

1. transmitted via telefacsimile, and:

   a. purports and reasonably appears to be from a **Customer**, a **Financial Institution**, or another office of the Insured;

   b. was in fact transmitted by someone other than a **Customer**, a **Financial Institution**, or another office of the Insured; and

   c. purports and reasonably appears to contain the handwritten signature of a person authorized to initiate such transfer that proves to have been used by an unauthorized person; or

2. transmitted verbally, via telephone, and purports to be from:

   a. an officer, director, partner or employee of a **Customer**, who is authorized by the **Customer** to instruct the Insured or an **Investment Adviser** to make such a transfer;

   b. a **Customer** who is a natural person; or

   c. an **Employee** in another office of the Insured who was authorized by the Insured to instruct other **Employees** to transfer funds on deposit in a **Customer's** account; and was received by an **Employee** specifically designated to receive and act upon such instructions,

   but was in fact transmitted by someone other than a person described in paragraph V.2.; or

3. transmitted via electronic mail and purports and reasonably appears to be from a **Customer** of the Insured, but was in fact transmitted by someone other than such **Customer**.

Fraudulent Instruction does not include any instruction that purports to be from a **Customer** unless the instruction is transmitted by a method that is authorized in the **Funds Transfer Agreement** between the Insured and the **Customer**.

W. ***Funds Transfer Agreement*** means an agreement, signed by the **Customer**, that:

a. authorizes the Insured or an **Investment Adviser** to rely on instructions transmitted by either voice, telefacsimile or electronic mail to make funds transfers; and

b. provides the Insured or an **Investment Adviser** with the names of persons authorized to initiate funds transfers.

X. ***Guarantee*** means a **Written** undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a **Financial Institution** from which the Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms.

Y. ***Instruction*** means a **Written** order to the issuer of an **Uncertificated Security** requesting that the transfer, pledge, or release from pledge of the **Uncertificated Security** specified be registered.

Z. ***Investment Adviser*** means any entity defined in §202(a)(11) of, and registered under, the Investment Advisers Act of 1940, as amended, but only while acting on behalf of the Insured.

AA. ***Item of Deposit*** means any checks or drafts deposited into the account of a customer, shareholder or subscriber.

BB. ***Larceny or Embezzlement*** means larceny or embezzlement as defined in the Investment Company Act of 1940, §37 as amended.

CC. ***Letter of Credit*** means an engagement in writing by a **Financial Institution** or other person made at the request of a customer that the **Financial Institution** or other person will honor drafts or other demands for payment upon compliance with the conditions specified in the **Letter of Credit**.

DD. ***Loan*** means all extensions of credit by the Insured and all transactions creating a creditor relationship in favor of the Insured and all transactions by which the Insured assumes an existing creditor relationship.

EE. ***Messenger*** means an **Employee** while in possession of the Insured's **Property** away from the Insured's or **Investment Adviser's** premises and any other natural person acting as custodian of the **Property** during an emergency arising from the incapacity of the original **Employee**.

FF. ***Money*** means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.

GG. ***Negotiable Instrument*** means a **Written** document, that:

1. is signed by the maker or drawer;

2. contains an unconditional promise or order to pay a sum certain in **Money** and no other promise, order, obligation or power given by the maker or drawer;

3. is payable on demand or at a definite time; and

4. is payable to order or bearer.

Negotiable Instrument also means a counterfeit check or **Substitute Check**.

HH. ***Network*** means any and all services provided by or through the facilities of any electronic or computer communication system, including Fedwire, Clearing House Interbank Payment System (CHIPS), Society for Worldwide Interbank Financial Telecommunication (SWIFT), National Automated Clearing House Association (NACHA) and similar interbank payment or settlement systems, including any shared networks, internet access facilities, or other similar facilities for such systems in which the Insured participates, allowing the input, output, examination, or transfer of data or programs from one computer to a **Computer System**.

II. ***Original*** means the first rendering or archetype and does not include photocopies or electronic transmissions even if received and printed.

JJ. ***Pre-Determined Telephone Number*** means a telephone number that:

1. was provided by the **Customer** when the **Customer** opened the account with the Insured or an **Investment Adviser**;

2. was provided in person by the **Customer** after the **Customer** opened the account with the Insured or an **Investment Adviser**, while physically present on the Insured's or **Investment Adviser's** premises and while presenting a government-issued photo identification;

3. was provided in a **Funds Transfer Agreement**;

4. replaced a telephone number previously provided for the **Customer's** account, provided that confirmation of the legitimacy of the change was achieved through direct contact with the **Customer** at a telephone number described in paragraph JJ.1., JJ.2. or JJ.3. above; or

5. replaced a telephone number previously provided for the **Customer's** account and was received by the Insured or the **Investment Adviser** at least 30 days prior to the receipt of the **Fraudulent Instruction**.

KK. ***Property*** means **Money, Certificated Securities, Uncertificated Securities, Negotiable Instruments, Certificates of Deposit**, **Documents of Title**, **Acceptances**, **Evidences of Debt**, **Security Agreements**, **Withdrawal Orders**, **Certificates of Origin or Title**, **Letters of Credit**, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether **Written** or recorded electronically, gems, jewelry, precious metals of all kinds and in any form, and tangible items of personal property that are not hereinbefore enumerated.

LL. ***Restoration Expenses*** means reasonable costs incurred by the Insured or an **Investment Adviser**, with the Company's prior written consent, to restore, replace or reproduce damaged or destroyed computer programs, software or other electronic data stored within a **Computer System**, or that the Insured owns, holds or is responsible for, to the condition that existed immediately preceding a **Computer Violation**; provided that if it is determined by the Insured or **Investment Adviser** that such computer programs, software or other electronic data cannot reasonably be restored, replaced or reproduced, then **Restoration Expenses** means only the reasonable costs incurred by the Insured or an **Investment Adviser**, with the Company's prior written consent, to reach such determination.

Restoration Expenses do not include:

1. expenses incurred as a result of the reconstruction of computer programs, software, or other electronic data that the Insured did not have a license to use;

2. expenses incurred to restore, replace, or reproduce damaged or destroyed computer programs, software or other electronic data if such damage or destruction was caused by computer programs, software, or other electronic data that the Insured did not have a license to use;

3. expenses incurred to design, update, improve, or perfect the operation or performance of computer programs, software, or other electronic data; or

4. expenses incurred to redo the work product, research, or analysis that was the basis of, or resulted in, any computer programs, software, or other electronic data stored.

MM. ***Security Agreement*** means a **Written** agreement that creates an interest in personal property or fixtures and that secures payment or performance of an obligation.

NN. ***Security Procedure*** means the Insured's or **Investment Adviser's** established authentication process, other than voice recognition, that requires the use of algorithms or other codes, identifying words or numbers, encryption, or similar security devices or procedures. The following are not considered a **Security Procedure**:

1. a general statement that the Insured or **Investment Adviser** may establish security procedures;

2. a statement that the Insured or **Investment Adviser** may perform a callback or other security procedure; or

3. a statement that the Insured or **Investment Adviser** will only accept requests from persons named on the account.

OO. ***Single Loss*** has the meaning set forth in section VI. CONDITIONS, D. SINGLE LOSS.

PP. ***Statement of Uncertificated Security*** means a **Written** statement of the issuer of an **Uncertificated Security** containing:

1. a description of the issue of which the **Uncertificated Security** is a part;

2. the number of shares or units:

   a. transferred to the registered owner;

   b. pledged by the registered owner to the registered pledgee;

   c. released from pledge by the registered pledgee;

   d. registered in the name of the registered owner on the date of the statement; or

   e. subject to pledge on the date of the statement;

3. the name and address of the registered owner and registered pledgee;

4. a notation of any liens and restrictions of the issuer and any adverse claims to which the **Uncertificated Security** is or may be subject to, or a statement that there are none of those liens, restrictions or adverse claims; and

5. the date:

   a. the transfer of the shares or units to the new registered owner of the shares or units was registered;

   b. the pledge of the registered pledgee was registered; or

   c. of the statement, if it is a periodic or annual statement.

QQ. ***Substitute Check*** means a paper reproduction of an **Original Written** check as defined in the Check Clearing for the 21st Century Act of 2003, as amended.

RR. ***Transportation Company*** means any organization that provides its own or leased vehicles for transportation or that provides freight forwarding or air express services.

SS. ***Uncertificated Security*** means a share, participation or other interest in property of, or an enterprise of, the issuer or an obligation of the issuer, that is:

1. not represented by a **Written** instrument issued in bearer or registered form and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;

2. of a type commonly dealt in on securities exchanges or markets, or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

3. either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

TT. ***Withdrawal Order*** means a non-negotiable **Written** instrument, other than an **Instruction**, signed by a customer of the Insured authorizing the Insured to debit the customer's account in the amount of funds stated therein.

UU. ***Written*** means expressed through letters or marks placed upon paper and visible to the eye. It does not include information contained in an **Electronic Record**, or only with respect to Insuring Agreement D, information communicated via telefacsimile.

V. EXCLUSIONS

A. This bond does not cover loss resulting directly or indirectly from forgery or alteration, except when covered under Insuring Agreement A, D, E, F or G.

B. This bond does not cover loss due to war, invasion, acts of foreign enemies, hostilities (whether war is declared or not), civil war, rebellion, revolution, insurrection, military or usurped power, confiscation, nationalization, requisition, or destruction of, or damage to, property by or under the order of any government, public or local authority, unless such loss occurs in transit in the circumstances recited in Insuring Agreement C and unless, when such transit was initiated, there was no knowledge of such act or condition related to any of the foregoing on the part of any person acting for the Insured in initiating such transit.

C. This bond does not cover loss resulting directly or indirectly from nuclear reaction, nuclear radiation, radioactive contamination, biological, or chemical contamination or to any related act or incident.

D. This bond does not cover loss resulting directly or indirectly from any acts of any director or trustee of the Insured other than one employed as a salaried, pensioned, or elected official or an **Employee** of the Insured, except when performing acts coming within the scope of the usual duties of an **Employee**, or while acting as a member of any committee duly elected or appointed by resolution of the board of directors or trustees of the Insured to perform specific, as distinguished from general, directorial acts on behalf of the Insured.

E. This bond does not cover loss resulting directly or indirectly from the complete or partial non-payment of, or default upon, any **Loan** or transaction involving the Insured as a lender or borrower, or extension of credit, including the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or **Evidences of Debt**, whether such **Loan**, transaction or extension was procured in good faith or through trick, artifice, fraud, or false pretenses, except when covered under Insuring Agreement A or E.

F. This bond does not cover loss caused by an **Employee**, except:

1. when covered under Insuring Agreement A.; or
2. when covered under Insuring Agreement B. or C. and resulting directly from mysterious unexplainable disappearance or misplacement, or unintentional destruction of or damage to **Property**.

G. This bond does not cover loss resulting directly or indirectly from the use or purported use of credit, debit, charge, access, convenience, identification cash management or other cards:

1. in obtaining credit or funds;
2. in gaining access to any automated teller machine; or
3. in gaining access to any point of sale terminal, customer-bank communication terminal, or similar electronic terminal of any electronic funds transfer system,

whether such cards were issued, or purport to have been issued, by the Insured or by anyone other than the Insured, except when covered under Insuring Agreement A.

H. This bond does not cover loss through the surrender of **Property** away from an office of the Insured or an **Investment Adviser** as a result of a threat:

1. to do bodily harm to any person, except loss of **Property** in transit in the custody of a **Messenger** provided that when such transit was initiated there was no knowledge by the Insured of any such threat; or
2. to do damage to the premises or property of the Insured,

except when covered under Insuring Agreement A.

I. This bond does not cover loss resulting directly or indirectly from payments made or withdrawals from a customer's account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or representative of such depositor who is within the office of the Insured or an **Investment Adviser** at the time of such payment or withdrawal, or except when covered under Insuring Agreement A.

J. This bond does not cover loss resulting directly or indirectly from payments made or withdrawals from a customer's account involving items of deposit that are not finally paid for any reason, including forgery or any other fraud, except when covered under Insuring Agreement A or J, however, this exclusion does not apply to United States Government checks or drafts that are returned to the Insured by the United States Government for any reason after the funds for said checks or drafts have been remitted to the Insured or credited to the Insured's account.

K. This bond does not cover loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreement A, D, but only as respects **Negotiable Instruments** (except **Evidences of Debt** or **Substitute Checks**), E or F.

L. This bond does not cover loss of **Property** while:

1. in the mail;

2. in the custody of any **Transportation Company**, unless covered under Insuring Agreement C provided however that non-negotiable instruments while in the possession and custody of any **Transportation Company** will be deemed to be covered under Insuring Agreement C; or

3. located on the premises of any **Transportation Company**,

except when covered under Insuring Agreement A.

M. This bond does not cover potential income, including interest and dividends not realized by the Insured.

N. This bond does not cover damages of any type for which the Insured is legally liable, except direct compensatory damages, but not multiples thereof, arising directly from a loss covered under this bond.

O. This bond does not cover any fees, costs, or other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this bond except when covered under Insuring Agreement G.

P. This bond does not cover indirect or consequential loss of any nature.

Q. This bond does not cover loss resulting from any violation by the Insured or by any **Employee**:

1. of law regulating: (i) the issuance, purchase or sale of securities; (ii) securities transactions upon security exchanges or over the counter market; (iii) investment companies; or (iv) investment advisers; or

2. of any rule or regulation made pursuant to any such law,

unless it is established by the Insured that the act or acts that caused said loss involved fraudulent or dishonest conduct that would have caused a covered loss to the Insured in a similar amount in the absence of such laws, rules or regulations.

R. This bond does not cover loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the Insured or an **Investment Adviser**, funds or **Property** of the Insured held by it in any capacity, except when covered under Insuring Agreement A or B.1.a.

S. This bond does not cover loss involving any **Uncertificated Security** except an **Uncertificated Security** of any Federal Reserve Bank of the United States or when covered under Insuring Agreement A, E or I.

T. This bond does not cover under Insuring Agreement I, in addition to all of the other exclusions, loss:

1. resulting directly or indirectly from entries or changes made by an individual authorized to have access to a **Computer System**, who acts in good faith on instructions or advices received by telegraph, teletype, human voice over a telephone, or by any other means, unless such instructions or advices are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the Insured or an **Investment Adviser** to design, develop, prepare, supply, service, write, or implement programs for the **Computer System**, except when covered under Insuring Agreement I.2.;

2. caused by an employee or director of an automated clearing house (including a Federal Reserve Bank), service bureau, electronic communications systems (including Fedwire, CHIPS and SWIFT) or merchants who have contracted with the Insured to perform electronic funds transfer services; or

3. resulting directly or indirectly from entries or changes made by an **Employee** acting in good faith on any electronic communication, unless such instructions are purportedly sent by a customer, **Financial Institution**, or automated clearing house, except when covered under Insuring Agreement I.2.

U. This bond does not cover loss resulting directly or indirectly from **Computer Fraud** or mechanical breakdown or failure to function properly of any **Computer System**, except when covered under Insuring Agreement A, B, or I.

V. This bond does not cover under Insuring Agreement I.2., in addition to all of the other exclusions, loss resulting directly or indirectly from the Insured's or an **Investment Adviser's** assumption of liability by contract unless the liability arises from a loss covered by Insuring Agreement I.2. and would be imposed on the Insured regardless of the existence of the contract.

W. This bond does not cover loss resulting directly or indirectly from theft, disappearance, destruction, or disclosure of intangible property or confidential information, including trade secrets, customer lists, customer's intellectual property, confidential processing methods, formulas, patents, computer programs, negatives, drawings, manuscripts, prints and other records of a similar nature, whether such confidential information is owned by the Insured or an **Investment Adviser** or held by the Insured or **Investment Adviser** in any capacity including concurrently with another person.

X. This bond does not cover expenses arising from a data security breach or incident, including forensic audit expenses, fines, penalties, expenses to comply with federal and state laws, payment card industry data security standards (if applicable), or expenses related to notifying affected individuals when the affected individual's personally identifiable customer, financial or medical information was stolen, accessed, downloaded, or misappropriated while in the Insured's care, custody, or control.

Y. This bond does not cover under Insuring Agreement A.1., in addition to all of the other exclusions, loss resulting directly or indirectly from the alleged or actual destruction of **Property** by an **Employee**.

Z. This bond does not cover loss, costs, or expenses the Insured or an **Investment Adviser** agrees to incur, or incurs on behalf of another person or entity, when the Insured is not legally obligated to incur such loss, costs, or expenses under the Uniform Commercial Code or any other common, case, or tort law, statute, rule, or code anywhere in the world, including any rule or code of any clearing or similar organization; except when covered under Insuring Agreement I.2.

AA. This bond does not cover loss resulting directly or indirectly from the dishonest or fraudulent acts of an **Employee** as to whom the bond has terminated pursuant to Condition R. Cancelation, Termination, Change or Modification, provided, however, that this exclusion does not apply to loss of any **Property** already in transit in the custody of such **Employee** at the time the bond terminated or to loss resulting directly from dishonest or fraudulent acts occurring prior to the time the bond terminated.

BB. This bond does not cover loss resulting from the unauthorized online **Network**, **Computer System** or internet access to a customer account maintained by the Insured, through the use of fraudulently obtained customer login, identification, password, or authentication information, except where such

information has been obtained directly from unauthorized fraudulent access to a secure file containing such information on a **Computer System**, except when covered under Insuring Agreement I.2.

CC. This bond does not cover damages resulting from any civil, criminal, or other legal proceeding in which the Insured or **Investment Adviser** is adjudicated to have engaged in racketeering activity, except when the Insured establishes that the act or acts giving rise to such damages were committed by an **Employee** under circumstances that result directly in a loss to the Insured covered by Insuring Agreement A. For purposes of this exclusion, "racketeering activity" is defined in 18 U.S.C. 1961 et seq., as amended.

DD. This bond does not cover any loss resulting directly or indirectly from a **Fraudulent Instruction** except when covered under Insuring Agreement I.2.

EE. This bond does not cover loss or expenses due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public information by the Insured, an **Investment Adviser**, or any **Employee**, or as a result of any **Employee** acting upon such information, whether or not authorized.

FF. This bond does not cover loss resulting directly or indirectly from the input of an **Electronic Record** into a **Computer System**, either on the premises of a customer of the Insured or under the control of such a customer, by a customer or other person who had authorized access to the customer's authentication mechanism.

VI. CONDITIONS

A. ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one corporation, co-partnership, or person, or any combination of them are included as the Insured herein:

1. the total liability of the Company for loss or losses sustained by any one or more or all of them will not exceed the limit for which the Company would be liable hereunder if all such loss were sustained by any one of them;
2. the Insured first named will be deemed authorized to make, adjust and receive and enforce payment of all claims under the bond and will be deemed to be the agent of the others for such purposes and for the giving or receiving of any notice required or permitted to be given by the terms of this bond, provided however that the Company will furnish each named Insured with a copy of the bond and with any amendment to the bond, together with a copy of each formal filing of claim by any Insured and notification of the terms of any settlement of a claim prior to the execution of such settlement;
3. the Company will not be responsible for the proper application of any payment made hereunder to the first named Insured; and
4. knowledge possessed or discovery made by any partner, officer or supervisory **Employee** of any Insured will for the purposes of Condition B., Condition H. or Condition R. of this bond constitute knowledge or discovery by all the Insureds.

B. DISCOVERY

This bond applies to loss discovered by the Insured during the **Bond Period**. Discovery occurs when an officer or director of the Insured or of an **Investment Adviser** first becomes aware of facts that would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.

Discovery also occurs when an officer or director of the Insured or an **Investment Adviser** receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances that, if true, would constitute a loss under this bond.

C. BOND PERIOD

Bond Period means the period of one year following the inception date of this bond or any annual anniversary thereof, or if the time between the inception or annual anniversary date and the expiration date of this bond is less than one year, then such lesser period.

D. SINGLE LOSS

Single Loss means all covered loss, including court costs and attorney's fees incurred by the Company under General Agreement E., resulting from:

1. any one act or series of related acts of burglary, robbery, or attempt thereat, in which no **Employee** is implicated;

2. any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an **Employee** or not) resulting in damage to or destruction or misplacement of **Property**;

3. all acts or omissions other than those specified in 1. and 2. above, caused by any person (whether an **Employee** or not) or in which such person is implicated; or

4. any one casualty or event not specified in 1., 2., or 3. above.

E. SINGLE LOSS LIMIT OF INSURANCE

The Company's liability for each **Single Loss** will not exceed the applicable Single Loss Limit of Insurance set forth in ITEM 4 of the Declarations. If a **Single Loss** is covered under more than one Insuring Agreement or Coverage, the Single Loss Limit of Insurance for each applicable Insuring Agreement or Coverage will apply separately to that part of the loss covered under such Insuring Agreement or Coverage, provided that the maximum payable for such **Single Loss** will not exceed the largest applicable Single Loss Limit of Insurance.

F. DEDUCTIBLE

The Company is liable hereunder only for the amount by which any **Single Loss** exceeds the Single Loss Deductible Amount for the Insuring Agreement or Coverage applicable to such loss, subject to the applicable Single Loss Limit of Insurance.

If a **Single Loss** is covered under more than one Coverage within an Insuring Agreement, the Single Loss Deductible Amount set forth in ITEM 4 of the Declarations for each applicable Coverage will apply separately to the part of such **Single Loss** covered under such Coverage, however the sum of such Single Loss Deductible Amounts for such **Single Loss** will not exceed the highest applicable Single Loss Deductible Amount for any such Coverage.

The Insured will, in the time and in the manner prescribed in this bond, give the Company notice of any loss of the kind covered by the terms of this bond that exceeds 25% of the Single Loss Deductible Amount applicable to such loss, whether or not the Company is liable therefor, and upon the request of the Company will file with it a brief statement giving the particulars concerning such loss.

G. NON-ACCUMULATION OF LIMITS

The Single Loss Limit of Insurance of the Company is not cumulative in amount from **Bond Period** to **Bond Period**, regardless of the number of years this bond is in force, the number of times this bond may be renewed or replaced, or the number of premiums that are payable or paid.

H. NOTICE - PROOF OF LOSS - LEGAL PROCEEDINGS

1. At the earliest practicable moment not to exceed 90 days after discovery of loss, the Insured or **Investment Adviser** must give the Company notice thereof.

2. Within six months after such discovery, the Insured or **Investment Adviser** must furnish to the Company proof of loss, duly sworn to, with full particulars.

3. Lost **Certificated Securities** listed in a proof of loss will be identified by certificate or bond numbers if such securities were issued therewith.

4. Legal proceedings for the recovery of any loss hereunder will not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Company or after the expiration of 24 months from the discovery of such loss, except that any action or proceeding to recover hereunder on account of any judgment against the Insured in any suit mentioned in General Agreement E., or to recover attorney's fees paid in any such suit, will be brought within 24 months from the date upon which the judgment and such suit will become final.

5. If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation will be deemed to be amended so as to equal the minimum period of limitation provided by such law.

6. This bond is for the use and benefit only of the Insured, and the Company will not be liable hereunder for loss sustained by anyone other than the Insured. No suit, action or legal proceedings will be brought hereunder by anyone other than the Insured.

I. VALUATION

1. Money

   Any loss of **Money**, or loss payable in **Money**, will be paid, at the option of the Insured, in the **Money** of the country in which the loss was sustained or in the U.S. dollar equivalent thereof determined at the rate of exchange at the time of payment of such loss.

2. Securities

   The Company will settle in kind its liability under this bond on account of a loss of any securities or, at the option of the Insured, will pay to the Insured the cost of replacing such securities, determined by their highest quoted market value at any time between the business day next preceding the discovery of the loss and the day that the loss is settled. In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss will be the value of such privileges immediately preceding the expiration thereof. If such securities cannot be replaced or have no quoted market value, or if such privileges have no quoted market value, their value will be determined by agreement or, at the option of the Insured, arbitration.

   If the applicable coverage of this bond is subject to a Single Loss Deductible Amount or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Company under this bond is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage.

   If, at the instance of the Company, the Insured or any customer of the Insured becomes principal upon any bonds, or gives any undertakings, required as a prerequisite to the reissuing or duplicating of any securities for the loss of which the Company is liable under this bond, the Company will become surety upon such bonds or undertakings without premium charge and will indemnify the Insured or such customer against any loss that the Insured or such customer may sustain by reason of having become principal upon any such bonds or having given any such undertakings. The amount of indemnity under this paragraph will not exceed the amount stated in ITEM 4 of the Declarations for the applicable Insuring Agreement.

3. Books of Account and Other Records

   In case of loss of, or damage to, any books of account or other records used by the Insured in its business, the Company will be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of the blank books, blank pages or other

materials plus the cost of labor for the actual transcription or copying of data that have been furnished by the Insured in order to reproduce such books and other records.

4. Property other than Money, Securities, Books of Account or Other Records

In case of loss of, or damage to, any **Property** other than **Money**, securities, books of account or other records, except damage covered under Insuring Agreement B.2. or B.3., the Company will not be liable for more than the actual cash value of such **Property**. The Company may, at its election, pay the actual cash value of, repair or replace such **Property**.

With respect to damage of **Property** covered under Insuring Agreement B.2., the Company will be liable for the full cost of repair or replacement of such **Property**, without deduction for depreciation.

Disagreement between the Company and the Insured as to the cash value, replacement value or as to the adequacy of repair or replacement will be resolved by agreement or, at the option of the Insured, arbitration.

J. ASSIGNMENT

In the event of payment under this bond, the Insured or **Investment Adviser** will deliver, if so requested by the Company, an assignment of such of the Insured's rights, title and interest and causes of action as it has against any person or entity to the extent of the loss payment.

K. SUBROGATION

In the event of payment under this bond, the Company will be subrogated to all of the Insured's rights of recovery therefor against any person or entity to the extent of such payment. If the rules of a **Depository** provide that the Insured will be assessed for a portion of any judgment (or agreed settlement) taken by the Company based upon the assignment set forth in Condition J. above and the Insured actually pays such assessment, the Company will reimburse the Insured for the amount of the assessment. However, such reimbursement will not exceed the amount of the loss payment by the Company.

L. RECOVERIES

1. All recoveries, whether effected by the Company or by the Insured will be applied, after first deducting the costs and expenses incurred in obtaining such recovery, in the following order of priority:

   a. first, to the Insured to reimburse the Insured for loss sustained that would have been paid under this bond but for the fact that such loss is in excess of the Single Loss Limit of Insurance, provided however, such loss does not include claim expense payments made by the Insured in excess of the Single Loss Limit of Insurance of Insuring Agreement G and such payments will not be deemed excess for purposes of establishing order of priority;

   b. second, to the Company in satisfaction of amounts paid or to be paid to the Insured in settlement of the Insured's claim;

   c. third, to the Insured in satisfaction of any Single Loss Deductible Amount; and

   d. fourth, to the Insured in satisfaction of any loss not covered under this bond.

2. Recovery on account of loss of securities as set forth in Condition I.2., or recovery from reinsurance or indemnity of the Company, will not be deemed a recovery as used herein.

In determining the amount of any loss covered under this bond, all **Money** received by the Insured from any source whatsoever in connection with any matter from which a loss has arisen, including payments and receipts of principal, interest, dividends, commission, and the like, received prior to a loss settlement under this bond, will be deducted from the amount actually paid out, advanced, withdrawn, taken or otherwise lost or stolen. The value of all property received by the Insured from any source whatever and

whenever received, in connection with any matter from which a loss has arisen, will be valued as of the date received and will likewise be deducted from the claimed loss.

M. COOPERATION

Upon the Company's request, and at reasonable times and places designated by the Company, the Insured will:

1. submit to examination by the Company and subscribe to the same under oath;

2. produce for the Company's examination all pertinent records; and

3. cooperate with the Company in all matters pertaining to the loss.

The Insured will execute all papers and render assistance to secure to the Company the rights and causes of action provided for herein.

The Insured will do nothing after discovery of loss to prejudice such rights or causes of action and must do everything reasonably necessary to secure those rights and causes of action.

N. ANTI-BUNDLING

If any Insuring Agreement requires that an enumerated type of document be altered or **Counterfeit**, or contain a signature that is a **Forgery**, or that it be obtained through trick, artifice, fraud or false pretenses, the alteration, **Counterfeit**, or signature must be on or of the enumerated document itself, not on or of some other document submitted with, accompanying, or incorporated by reference into, the enumerated document.

O. LIMIT OF INSURANCE UNDER THIS BOND AND PRIOR INSURANCE

With respect to any **Single Loss** that is recoverable or recovered in whole or in part under any other bonds or policies issued by the Company to the Insured or to any predecessor in interest of the Insured and canceled or terminated or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Company under this bond and under such other bonds or policies will not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

If the coverage of this bond supersedes in whole or in part the coverage of any other bond or policy of insurance issued by an insurer other than the Company and canceled, terminated or allowed to expire, the Company, with respect to any loss sustained prior to such cancelation, termination or expiration and discovered within the period permitted under such other bond or policy for the discovery of loss thereunder, will be liable under this bond only for that part of such loss covered by this bond as is in excess of the amount recoverable or recovered on account of such loss under such other bond or policy, anything to the contrary in such other bond or policy notwithstanding.

P. OTHER INSURANCE OR INDEMNITY

Coverage afforded hereunder applies only as excess over any valid and collectible insurance or indemnity obtained by:

1. the Insured;

2. anyone other than the Insured;

3. a **Transportation Company**;

4. another entity on whose premises the loss occurred or that employed the person causing the loss; or

5. the messenger conveying the **Property** involved.

Q. COVERED PROPERTY

This bond applies to loss of **Property**:

1. that is owned by the Insured;

2. that is held by the Insured in any capacity; or

3. for which the Insured is responsible,

prior to or at the time of the occurrence of the loss. This bond is for the sole use and benefit of the Insured.

R. CANCELATION, TERMINATION, CHANGE, OR MODIFICATION

1. Cancelation

   a. This bond is canceled in its entirety immediately upon receipt by the Company of a **Written** notice from the Insured or an **Investment Adviser** of its desire to cancel this bond, provided the Insured or **Investment Adviser** has provided at least 60 days' advance **Written** notice to the U.S. Securities and Exchange Commission (SEC). The Company will notify all other Insureds of the receipt of such a cancelation request from the Insured or **Investment Adviser**, however the cancelation will not be effective until 60 days after receipt of **Written** notice by all other Insureds.

   b. This bond is canceled in its entirety 60 days after the receipt by each Insured and the SEC, of a **Written** notice from the Company of its desire to cancel this bond.

   c. Coverage is canceled as to any **Employee**, or as to any partner, officer, or employee of any **Electronic Data Processor** 60 days after the receipt by the Insured and the SEC, of a written notice from the Company of its desire to cancel coverage under this bond as to such person.

2. Termination

   a. This bond terminates in its entirety immediately upon the Expiration Date set forth in ITEM 2 of the Declarations.

   b. This bond terminates as to any Insured:

      (1) immediately upon the surrender of such Insured's charter to any governmental authority; or

      (2) immediately upon the taking over of such Insured by a receiver or other liquidator or by any State or Federal official,

      whichever occurs first.

      Termination of the bond as to any Insured terminates liability for any loss sustained by such Insured that is discovered after the effective date of such termination.

   c. Coverage terminates as to any **Employee**, or as to any partner, officer, or employee of any **Electronic Data Processor**:

      (1) as soon as any Director or Officer or Insured not in collusion with such person, learns of any dishonest or fraudulent employment related act, including **Larceny or Embezzlement**; or

      (2) 60 days after any director or officer of the Insured not in collusion with such person, learns of any dishonest or fraudulent non-employment related act,

including **Larceny or Embezzlement**, that resulted in a loss of **Property** in excess of $25,000,

either of which were committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement A, against the Insured or any other person or entity, without prejudice to the loss of any **Property** then in transit in the custody of such person.

However, termination of coverage as to any **Employee** as set forth in c.(1) and c.(2) of the preceding paragraph, will not apply to any such person provided the Insured has received and retains an original letter signed by a prior insurer reinstating coverage for such individual for whom the Insured discovered had committed a dishonest or fraudulent act prior to the effective date of this bond.

3. Change or Modification

This bond or any instrument amending or affecting this bond may not be changed or modified orally. No changes in or modification of this bond will be effective unless made by **Written** endorsement issued to form a part of this bond and including the signature of the Company's Authorized Representative. When a bond covers only one Insured no change or modification that would adversely affect the rights of the Insured will be effective prior to 60 days after **Written** notification has been furnished to the SEC by the Insured, **Investment Adviser** or the Company. If more than one Insured is named under this bond, the Company will give **Written** notice to each Insured and to the SEC not less than 60 days prior to the effective date of any change or modification that would adversely affect the rights of such Insured.

S. DISCOVERY PERIOD

At any time prior to the cancelation or termination of this bond in its entirety, whether by the Insured, an **Investment Adviser**, or the Company, the Insured or an **Investment Adviser** may give to the Company written notice that it desires under this bond an additional period of 12 months within which to discover loss sustained by the Insured prior to the effective date of such cancelation or termination and will pay an additional premium therefor.

Upon receipt of such notice from the Insured or an **Investment Adviser**, the Company will give its written consent thereto; provided, that such additional period of time terminates immediately:

1. on the effective date of any other insurance obtained by the Insured, its successor in business or any other party, replacing in whole or in part the insurance afforded by this bond, whether or not such other insurance provides coverage for loss sustained prior to its effective date; or

2. upon any takeover of the Insured's business by any state or federal official or agency, or by any receiver or liquidator acting or appointed for this purpose,

whichever occurs first, and without the necessity of the Company giving notice of such termination. In the event that such additional period of time is terminated, as provided above, the Company will refund on a pro-rata basis, any unearned premium.

The right to purchase such additional period for the discovery of loss may not be exercised by any state or federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured's business for the operation or for the liquidation thereof or for any other purpose.

The Company's total liability for any loss discovered during such additional period of time is part of, and not in addition to, the Single Loss Limit of Insurance of the **Bond Period** that terminates immediately preceding the effective date of such additional period.

T. HEADINGS

The titles of the various paragraphs of this bond and its endorsements are inserted solely for convenience or reference and are not to be deemed in any way to limit, expand or affect the provision to which they relate.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

ADD OR DELETE INSUREDS ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

The following amendments are made to ITEM 1 of the Declarations:

1. The following entities are deleted from the list of Insureds:

2. The following entities are added to the list of Insureds:

AlphaCentric Income Opportunities Fund
AlphaCentric Premium Opportunity Fund (fka AlphaCentric Hedged Market Opportunity Fund)
AlphaCentric Robotics & Automation Fund (fka AlphaCentric Global Innovations Fund)
AlphaCentric Symmetry Strategy Fund
Catalyst Small Cap Insider Buying Fund
Catalyst Insider Buying Fund
Catalyst Buyback Strategy Fund
Catalyst Enhanced Core Fund (fka Catalyst IPOx Allocation Fund)
Catalyst Dynamic Alpha Fund
Catalyst/MAP Global Equity Fund
Catalyst/Lyons Tactical Allocation Fund
Catalyst MLP & Infrastructure Fund
Catalyst/Growth of Income Fund
Catalyst Insider Income Fund
Catalyst/SMH High Income Fund
Catalyst/SMH Total Return Income Fund
Catalyst/MAP Global Balanced Fund
Catalyst/CIFC Floating Rate Income Fund (fka Catalyst Princeton Floating Rate Income Fund)
Catalyst/Stone Beach Income Opportunity Fund
Catalyst Enhanced Income Strategy Fund
Catalyst Systematic Alpha Fund (fka Catalyst Intelligent Alternative Fund)
Catalyst Hedged Futures Strategy Fund
Catalyst Exceed Defined Risk Fund
Catalyst Exceed Defined Shield Fund

Issuing Company: Travelers Casualty and Surety Company of America
Policy Number: 106661353

Catalyst Multi-Strategy Fund
Catalyst Hedged Commodity Strategy Fund
Catalyst/Millburn Hedge Strategy Fund
Day Hagan Tactical Allocation Fund (fka Day Hagan Tactical Allocation Fund of ETFs)
Day Hagan Logix Tactical Dividend Fund (fka Day Hagan Tactical Dividend Fund)
Eventide Gilead Fund
Eventide Healthcare and Life Sciences Fund
Eventide Multi-Asset Income Fund
Eventide Dividend Opportunity Fund (fka Eventide Global Dividend Opportunities Fund)
Eventide Limited Term Bond Fund
Camelot Premium Return Fund
Camelot Excalibur Small Cap Income Fund
Empiric 2500 Fund
JAG Large Cap Growth Fund

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

UNAUTHORIZED SIGNATURE ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

1. The following is added to section II. INSURING AGREEMENTS, D. FORGERY OR ALTERATION**:**

   Loss resulting from the Insured accepting, paying, or cashing any **Negotiable Instrument** or **Withdrawal Order** made or drawn on a customer's account, which bears an unauthorized signature or an unauthorized endorsement, provided that the Insured has on file the signatures of all persons authorized to sign or endorse such **Negotiable Instrument** or **Withdrawal Order**.

2. The following replaces section VI. CONDITIONS, N. ANTI-BUNDLING:

   N. ANTI-BUNDLING

   If any Insuring Agreement requires that an enumerated type of document be altered or **Counterfeit**, or contain a signature or endorsement which is a **Forgery** or which is unauthorized, or that it be obtained through trick, artifice, fraud, or false pretenses, such alteration, **Counterfeit**, signature, or endorsement must be on or of the enumerated document itself, not on or of some other document submitted with, accompanying, or incorporated by reference into, the enumerated document.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company: Travelers Casualty and Surety Company of America

Policy Number: 106661353

AUTOMATIC INCREASE IN INSURING AGREEMENT A.1. SINGLE LOSS LIMIT OF INSURANCE ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

The following is added to section VI. CONDITIONS, E. SINGLE LOSS LIMIT OF INSURANCE:

Notwithstanding the previous paragraph, if the Insured, while this bond is in force, requires an increase in the limit of Insuring Agreement A.1. in order to comply with SEC Regulation 17g-1, as a result of:

1. an increase in assets under management by current Insureds under the bond, per the terms of section III. GENERAL AGREEMENTS, A. ORGANIC GROWTH; or
2. an increase in assets under management due to the addition of new investment companies per the terms of section III. GENERAL AGREEMENTS, B. CONSOLIDATION – MERGER – PURCHASE OR ACQUISTION OF ASSETS,

the Single Loss Limit of Insurance for Insuring Agreement A.1. will automatically be increased to comply with Regulation 17g-1 without the payment of additional premium, for the remainder of the **Bond Period**.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned bond, except as expressly stated herein. This endorsement is part of such bond and incorporated therein.

Issuing Company: **Travelers Casualty and Surety Company of America**
Bond Number: **106661353**

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

REPLACE GENERAL AGREEMENT A. ORGANIC GROWTH ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

The following replaces section III. GENERAL AGREEMENTS, A. ORGANIC GROWTH:

If an Insured or **Investment Adviser**, while this bond is in force, adds additional **Employees** or experiences an increase in assets under management, other than by consolidation or merger with, or purchase or acquisition of the assets, assets under management or liabilities of, another institution, such **Employees** or increased assets under management will automatically be covered hereunder from the date of such addition without the requirement of notice to the Company or the payment of additional premium for the remainder of the Policy Period as set forth in ITEM 2 of the Declarations.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company: **Travelers Casualty and Surety Company of America**
Policy Number: **106661353**

JOINT INSURED AGREEMENT

Mutual Fund Series Trust
Variable Insurance Trust

Pursuant to Section 270.71(g)-1(f) of the Regulations issued under the Investment Company Act of 1940;

WHEREAS, the Mutual Fund Series Trust ("Trust I") and the Variable Insurance Trust ("Trust II") obtained a larceny and embezzlement bond, pursuant to the direction of their respective Board of Trustees,; and

WHEREAS, Trust I and Trust II (each a "Fund") are desirous of setting forth their relationship in regards to said bond;

NOW THEREFORE, BE IT AGREED AS FOLLOWS:

In the event recovery on the bond is received as a result of loss sustained by more than one named insured, each Fund shall receive an equitable and proportionate share of the recovery, but at least equal to the amount which it would have received had it provided and maintained a single insured bond with a minimum coverage required by 270.17(g)(1) of the regulations issued pursuant to the Investment Company Act of 1940.

MUTUAL FUND SERIES TRUST	**VARIABLE INSURANCE TRUST**
By: [signature]	By: [signature]
Name: Jerry Szilagyi	Name: Jerry Szilagyi
Title: President	Title: President

DATED as of the 17th day of August, 2013.